Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation (Commission File No.: 1-11967)

The following is a transcript of a conference call and webcast that were conducted on April 20, 2016.

Forward-Looking Information

The information presented herein, on the webcast, and in other related communications may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger of New York Community Bancorp, Inc. (“NYCB”) and Astoria Financial Corporation (“Astoria Financial” or “Astoria”).

Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.

Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, cost savings, and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with NYCB’s and Astoria Financial’s respective businesses, customers, borrowings, repayment, investment, and deposit practices, and general economic conditions, either nationally or in the market areas in which NYCB and Astoria Financial operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect NYCB’s and Astoria Financial’s future results are identified in their Annual Reports on Form 10-K for the year ended December 31, 2015 and in other reports filed with the SEC.

Forward-looking statements are made only as of the date of this transcript, and neither NYCB nor Astoria Financial undertakes any obligation to update any forward-looking statements contained in this transcript to reflect events or conditions after the date hereof.

Additional Information and Where to Find It

These materials do not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. NYCB has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. The registration statement includes a joint proxy statement of Astoria Financial and NYCB and also constitutes a prospectus of NYCB that will be sent to the stockholders of Astoria Financial. Before making any voting or investment decision, investors and security holders of Astoria Financial and NYCB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. This document and other documents relating to the merger filed by NYCB and Astoria Financial can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing NYCB’s website at www.mynycb.com under the tab “Investor Relations”, then under “Financial Results”, and then under “SEC Filings.” The documents filed by Astoria Financial may be obtained free of charge at its website at http://ir.astoriabank.com/. Alternatively, these documents, can be obtained free of charge from NYCB upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick Avenue, Westbury, New York 11590 or by calling (516) 683-4100, or from Astoria Financial upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

Participants in Solicitation

NYCB, Astoria Financial, their directors, executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies from NYCB’s and Astoria Financial’s stockholders in favor of the approval of the merger. Information about the directors and executive officers of NYCB and their ownership of its common stock is set forth in the preliminary proxy statement for its 2016 annual meeting of stockholders, as previously filed with the SEC on April 4, 2016. Information about the directors and executive officers of Astoria Financial and their ownership of its common stock is set forth in Amendment No. 1 to the annual report of Astoria Financial for the year ended December 31, 2015, as previously filed with the SEC on April 11, 2016. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus.

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

EVENT DATE/TIME: APRIL 20, 2016 / 12:30PM GMT

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

CORPORATE PARTICIPANTS

Joseph Ficalora New York Community Bancorp, Inc. - President and CEO

Thomas Cangemi New York Community Bancorp, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Ebrahim Poonawala BofA Merrill Lynch - Analyst

Ken Zerbe Morgan Stanley - Analyst

Bob Ramsey FBR - Analyst

Matthew Kelley Piper Jaffray - Analyst

Collyn Gilbert Keefe, Bruyette & Woods, Inc. - Analyst

PRESENTATION

Operator

Good morning and thank you all for joining the management team of New York Community Bancorp fourth quarterly conference call. Today’s discussion of the Company’s first-quarter 2016 results will be led by President and Chief Executive Officer, Joseph Ficalora, together with Chief Financial Officer, Thomas Cangemi. Also joining in on the call are Robert Wann, the Company’s Chief Operating Officer, and John Pinto, the Company’s Chief Accounting Officer.

Certain comments made on this call will contain forward-looking statements that are intended to be covered by the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those the Company currently anticipates due to a number of factors, many of which are beyond its control.

Among those factors are general economic conditions and trends, both nationally and in the Company’s local markets; changes in interest rates which may affect the Company’s net income, prepayment income, mortgage banking income, and other future cash flows, or the market value of its assets including its investment securities; changes in the demand for deposit, loan and investment products and other financial services; changes in legislation, regulation and policies; and the Company’s ability to complete the proposed merger with Astoria Financial Corporation, which is pending the receipt of shareholder and regulatory approvals at this time. You will find more about the risk factors associated with the Company’s forward-looking statements on page 9 of this morning’s earnings release and its SEC filings, including its 2015 annual report on Form 10-K.

The release also includes reconciliations of certain GAAP and non-GAAP measures which will be discussed during this conference call. If you would like a copy of this morning’s release, please call the Company’s investor relations department at 516-683-4420, or visit ir.mynycb.com. As a reminder, today’s call is being recorded.

(Operator Instructions)

To start the discussion I will now turn the call over to Mr. Ficalora who will provide a brief overview of the Company’s first-quarter 2016 performance before opening line for Q&A. Mr. Ficalora?

Joseph Ficalora - New York Community Bancorp, Inc. - President and CEO

Thank you, Christine. And thank you all for joining us this morning as we discuss our first-quarter 2016 earnings. Among the more notable features of our first-quarter performance were: the solid earnings we produced, the strength of our net interest margin, the benefit of the debt repositioning we completed in the fourth quarter, the management of our balance sheet and the increase in securities prepayments, and the consistent strength of our loan production and asset quality. By the way, we will mention this later as well, we did have a 13% increase in the lending portfolio as a result of our gaining share in the market.

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

To begin with, we reported first-quarter earnings of $129.9 million or $0.27 per diluted share in our press release this morning, with the dollar amount representing a 1.10% return on average tangible assets and a 14.76% return on average tangible stockholders’ equity. What’s unique about these earnings is the fact that they were generated in a quarter when activity in our primary lending niche was lethargic, extending the number of quarters in which our prepayment income from loans declined.

In the first quarter of 2016, the prepayment income attributed to loans fell to $11 million from $17.4 million in the trailing quarter and $30.1 million in the first quarter of last year. The decline was largely a function of the slowdown in property transactions, not necessarily surprising, as we are just coming off a year of record transaction activity.

The good news is that the reductions in prepayment income on loans were somewhat tempered by the increase in prepayment income generated by our portfolio securities. Securities accounted for $12.7 million of prepayment income we recorded in the current first quarter as compared to $8.5 million and $4.2 million in the prior periods.

Together the prepayment income from loans and securities added $23.7 million to our first-quarter net interest income, a $2.1 million reduction from the trailing-quarter level and a $10.6 million reduction from the year-earlier amount. Reflecting these reductions, prepayment income contributed 22 basis points to our first-quarter margin as compared to 24 and 32 basis points, respectively, in the trailing and year-earlier three months.

Excluding the respective contributions of prepayment income, our margin was 2.72% in the current first quarter, 1 basis point wider than the adjusted trailing-quarter measure and 36 basis points wider than the margin in the first quarter of 2015. On a GAAP basis, our margin was 2.94% in the current first quarter, 1 basis point narrower than the trailing-quarter margin, as adjusted, and 26 basis points wider than the margin in the first quarter of last year. The meaningful difference between our margins in the current and year-earlier first quarters can be attributed to the benefit of our fourth-quarter debt repositioning.

As you may recall, we prepaid $10.4 billion of wholesale borrowings with an average cost of 3.16% in the trailing quarter and replaced them with a like amount of wholesale borrowing with an average cost. Consistent with our expectations, the benefits of this action, in addition to the year-over-year rise in our net interest margin, was a $35.1 million increase in our net interest income and the year-over-year increase in earnings, which was $10.7 million or 8.9%.

Mortgage banking income contributed $4.1 million to our first-quarter earnings, reflecting both sequential and year-over-year declines. The reduction was largely due to a servicing loss of $9.5 million, the bulk of which was attributable to a change in our MSR valuation model assumptions and, to a lesser extent, a decline in hedged effectiveness during the period of unusual interest rate volatility.

Moving now to our balance sheet, the first thing you may have noticed was the $1.8 billion decline in our total assets from the balance recorded at December 31st. While sales of multi-family and commercial real estate loans contributed to the linked-quarter reduction, the far more significant factor was a $2 billion decline in the balance of securities. As the low level of market interest rate triggered a rash of repayments, securities declined to $4.2 billion, representing 8.7% of total assets at March 31st.

Reflecting the decline in securities and loan sales in the amount of $579.9 million, our assets totaled $48.5 billion at the end of the current first quarter, bringing our four-quarter average to $49.1 billion at that date. This, of course, kept us from crossing the SIFI threshold, as expected, leading to the obvious question, when. Reflecting the extent of the linked-quarter reduction in total assets, the timing could now coincide with the completion of the Astoria merger, which is currently pending the approval of our regulators, Astoria’s shareholders and our own.

In the meantime, we continue to engage in our normal day-to-day business producing multi-family, commercial real estate and other loans for investment and originating one- to four-family mortgage loans for sale. As we reported in this morning’s release, our pipeline rose sequentially to $2.9 billion, with most of the loans in that pipeline, in fact $2 billion, consisting of held for investment loans.

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

In the first quarter of 2016, which is typically a low-volume quarter, we originated $2.1 billion of loans held for investment, including $1.6 billion of multi-family loans. At March 31st, held for investment loans totaled $36.2 billion, with multi-family loans accounting for $26.4 billion of that amount. After the sale of multi-family loans over the course of the quarter, the portfolio would have grown $873.4 million sequentially and represented an annualized growth rate of 13.4%. That is our principal asset, by the way.

The quality of the loans we produced has long been a Company hallmark, and our current asset quality measures are indicative of that fact. For the eighth consecutive quarter, we recorded net recoveries rather than charge-offs, and our measures of asset quality remain among the lowest we’ve reported since 2008. Specifically, non-performing non-covered assets represented 0.14% of total non-covered assets at the end of the first quarter, and non-performing non-covered loans represented 0.14% of total non-covered loans at that date.

All in all, I’d have to say that we had a solid first quarter despite the various challenges I’ve mentioned on this call. Reflecting the strength of our earnings and that of our capital position, the Board of Directors last night declared a quarterly cash dividend of $0.17 per share payable on May 17 to shareholders of record at May 6. The dividend represents a 4.3% dividend yield based on last night’s closing price.

On that note, I would now ask the operator to open the line for your questions. We will do our best to get all of you within the time remaining. But if we don’t, please feel free to call us later today or at any time this week. Please open the line.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Ebrahim Poonawala, Merrill Lynch.

Ebrahim Poonawala - BofA Merrill Lynch - Analyst

First question, just in terms of going back to loan growth, Joe, you talked about some sluggishness in the primary niche CRE multi-family market. Just comparing some of the other New York banks that reported this morning, when you look through the rest of the year, do you see that as a softness driven by market volatility, some seasonal slowdown, or is there something more cyclically going on where we should expect softness in that market over the next few quarters?

Joseph Ficalora - New York Community Bancorp, Inc. - President and CEO

I would suggest a couple of things. One, there is a national perception that there is a significant amount of lending in commercial products that is not necessarily consistent with history from the banking industry.

And as you well may know, there are many players that come into the New York market anxious to get product, and they have been, in the last year, 1.5 years, 2 years, active in the New York market. Many, many people are interested in getting product from New York through our channel, which is very commendable, and certainly they recognize the quality of the asset they get, and obviously they pay to have access to the market through our channel.

That also means that there are people that are no longer coming into the market and, therefore, the market is changing with regard to the availability of funding. And we’re not talking about small banks. We are talking about banks of size or non-banks that come into the New York market at a time like this in the cycle.

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

So, I do think that we are in a back end of a cycle where the activity level will change, the players will change. So, those that have a well-established relationship in the New York market will continue to gain share, as we do. 13% for the first quarter is a substantial number, and we obviously think that we can do even better than that on a prospective basis.

So, gaining share and redeploying assets, and otherwise taking the benefit from a transaction with Astoria is definitely on the horizon for us. So, whatever’s happening in the market to others, and to whatever degree the market may change, we believe we will gain share in this market as, in fact, we decide to take additional share.

Ebrahim Poonawala - BofA Merrill Lynch - Analyst

Understood. And switching to the securities book, obviously you let it run off meaningfully in the second quarter. Tom, if you could share outlook on what we expect on the securities book next quarter and related to the timing of the Astoria deal? And if we decide to again ramp those back up, what would we be buying?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Obviously, Ebrahim, we are actually very pleased on the outcome, given that these were held-to-maturity securities and they were primarily all level 2 type assets. As we transition to LCR requirements, our initial goal is to obviously build up our level 1. That was one of our shortfalls.

We had a substantial amount of an abundance of level 2 assets. So, virtually $2 billion of level 2 rolled off the balance sheet out of held-to-maturity, which makes it very simplistic as far as making a balance sheet maneuver there without breaking HTM, to solve for our regulatory requirement of LCR.

Obviously, the reduction is favorable in our outlook. The coupons are up 5.278-ish — so, below 3%. As you know, our lending yields are coming on north of 3%.

And we’re looking at a security yield going forward, assuming we don’t add securities into the portfolio, about a 3.47%, just slightly south of 3.50%, which — predominantly the vast majority of those securities are DUS-related securities backed by Fannie and/or Freddie of the K transaction. So, they are all level 2 type assets that have substantial yield maintenance provisions embedded in the security, which gives us a very good option in the event that if people do pay off, we get significant benefits on repayment.

We don’t envision the magnitude of a reduction going forward since the vast majority of all our callable debentures and some DUS paid off in the previous quarter. That leaves us with a couple hundred million dollars left in callables going forward. And ultimately the transition will be into level 1 assets as we get closer to the closing of the Astoria deal and/or our SIFI crossover when we decide to do that. So, as indicated in Joe’s commentary, it could coincide with the Astoria transaction.

In the meantime, we have a lot of room to put on growth, given a substantial balance sheet reduction from the securities repayment. We have approximately $3.6 billion of growth of the asset base of the Company before we trip over SIFI world this quarter. So, it’s unlikely that we’ll trip over in Q2, which gives us a very good position to manage our SIFI threshold crossover and get a better understanding of when our LCR execution will take place.

Ebrahim Poonawala - BofA Merrill Lynch - Analyst

Got it. Just a follow-up to that, any sense in terms of — is there any likelihood that Astoria could close in 3Q instead of fourth quarter?

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

Joseph Ficalora - New York Community Bancorp, Inc. - President and CEO

I think there’s always the possibility. But we need to recognize, we won’t decide when the transaction will close. That will be decided by our regulators.

And there may be a whole array of reasons why that may be longer than otherwise we might like. So, we can’t foretell the exact timing of that event, but we decided that the balance sheet should reflect a moment in time rather than our expectation of how we would actually position ourselves in the execution of a deal.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Ebrahim, I would just add to Joe’s commentary that obviously LCR solving is substantially more beneficial when we close the Astoria transaction, given that they have a securities book as well, and they could reposition into LCR at the time of closing. So, that is obviously another potential benefit when we look at our requirements to be a SIFI bank.

Ebrahim Poonawala - BofA Merrill Lynch - Analyst

Got it. Thanks for taking my questions.

Operator

Ken Zerbe, Morgan Stanley.

Ken Zerbe - Morgan Stanley - Analyst

Just staying on the securities side for a second, I just want to understand the net financial impact of this, because I think, Tom, you mentioned 2.78% was the yield on those. It looks like CDs went up a lot. I’m just trying to understand the dynamics of — they ran off — what is the net financial impact?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

I would think, big picture, net financial impact that is margin beneficial. Big picture, this is not negative to the margin, but just a little bit smaller with the expectation to put on more loan growth in the future.

Having the ability to move on held-to-maturity securities without any consequence to the accounting for that is substantial to us. This has always been something we looked at as opportunistic, but it was sitting in a held-to-maturity portfolio. These are callable debentures, yields of sub 3%. Obviously getting called out of those securities eventually will solve for LCR, and we’ll look at the, more likely than not, the Ginnie Mae market to solve for that particular requirement. And we’ll put on yields over time, hopefully later when we have to fulfill the requirements of higher yields.

Obviously this market is a low-yielding market, so the volatility that we experienced in Q1 was extreme for the securities market. So, we were not adding to securities. We were letting it run off, and putting on, as Mr. Ficalora indicated, some good loan growth, ex the loan sale.

Obviously, as we said in previous quarters, the priority for the Company was not to cross over CCAR status or SIFI status as of 3/31. It puts us into another reporting requirement. This puts us into 2018. That has always been the public company stand as far as the balance sheet is concerned.

The good news for us, that we’re a little bit smaller, so we have the opportunity to have more flexibility for the quarters ahead. And given that we have the largest pending merger in the history of the Company, flexibility is not a bad option right now.

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

But going back to the securities opportunity, I would say, categorize it as a positive for margin going forward. As indicated in the pipeline, the pipeline is strong going into Q2.

The coupon in the pipeline is about a 3.56% coming on, all blended. And the current coupon in the portfolio, I believe, is a 3.56%. So, if we replace our loans with new loans at 3.56% and the securities are rolling off sub 3%, margin should be slightly better going forward, assuming the current environment.

Ken Zerbe - Morgan Stanley - Analyst

Got you. And maybe just staying with the margin topic, do you have any guidance for where you think margin might play out on a core basis next quarter?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Ken, as you always know, I don’t really go past three months. We don’t like to give elongated guidance.

But I would say we are probably flat to slightly up going forward, maybe 1 or 2 basis points up, given the change in the balance sheet, depending on where the five-year ends up in the next quarter ahead. Right now we have a pretty strong pipeline that is matching the current coupon in the portfolio. Assuming we close those loans, in which we typically do, we typically close more than we announce historically, it should have a positive impact on the margin.

Just one discussion point on the deposit side you mentioned, a lot of that shift was from one category to the other. The average cost of that money was around the same. So, there was really no detriment to margins. So, you had a shift from product mix.

We had a unique savings product that went to a unique CD product. So, the net-net, there was really no negative impact to the deposit cost to that shift. That was more of a retail strategy for the quarter.

Ken Zerbe - Morgan Stanley - Analyst

Got you. Okay, thank you.

Operator

Bob Ramsey, FBR.

Bob Ramsey - FBR - Analyst

The first question I had for you was thinking about the growth next quarter in average earning assets, given the $2 billion drop in end-of-period securities balances. Not much of that hit the average balance sheet this quarter, so I’m guessing it happened late in the quarter. Are you reinvesting or do you expect loan growth to offset that to hold your average earning assets stable, or is it fair to expect that they will dip because of the security prepayments this quarter?

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Bob, absent any substantial loan sales, which we always from time to time, given market conditions, have the opportunity to generate some good participations, we expect to see balance sheet growth. As I indicated in my last discussion, was that we have the flexibility of $3.6 billion net asset growth in the given quarter before we trip over the SIFI threshold.

So, we are clearly in a position for growth. The pipeline is strong. We didn’t sell assets last quarter. We were growing the net loan book by 13%.

So, I would look for growth this year. We’ll grow right into the Astoria closing, and hopefully manage the SIFI threshold as we get closer to the closing. Clearly we’re in a position to grow, and the pipeline is strong.

And given that — just one other point, as Mr. Ficalora indicated about property transactions — falling property transactions for our Company means higher growth because we have less prepayment activity. So, although you get less prepayment income in a given quarter, your balance sheet will be there for longer. So, you have a little bit of an extension in the asset class in duration, but you will have a much larger balance sheet going forward. And that is historically how the Company has operated.

Bob Ramsey - FBR - Analyst

Okay. I get the balance sheet is growing on an end-of-period basis. I’m just wondering, with the $2 billion drop in securities late in the first quarter, if that keeps you from being able to grow average balances in the second quarter?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

I would think it’s fair to say, given the substantial volatility, and we’ll call a low-for-longer scenario, and in particular February, many of the callable debentures were called out and they settled in March. The call feature was in February, and a lot of it settled in March. So, March was a substantial decline. So, we had a reasonable average balance in January and February, then we had the drop in March because they actually were taken off the balance sheet.

Joseph Ficalora - New York Community Bancorp, Inc. - President and CEO

But I think, Bob, an important thing to recognize is that when we announced the transaction with Astoria, we announced a two-phase effort to be accretive to earnings. One was the restructuring and the other was the actual closing of the deal.

The closing of the deal is going to allow for substantial growth and substantial allocation into our niche. And, lo and behold, as a result of doing that, we know that on the horizon, one quarter, two quarters, three quarters out, there is a very definitive opportunity for growth in earnings and growth in asset size. We just don’t know the exact timing of that. But don’t underestimate the reality that we have substantial growth in earnings and growth in assets on the horizon.

Bob Ramsey - FBR - Analyst

Okay. Shifting just quickly to prepayments, appreciated you guys providing the breakout of loan versus security prepayments in the prepared remarks. Just curious how you are thinking about the outlook there. The securities book is a lot smaller, so I’m guessing that number would have to be smaller next quarter. So, how are you thinking about it on the loan side of things?

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

As you know, we’ve never given guidance on prepayment activity for loans because we do not control that side of the market. Obviously, we don’t control the securities market, as well. But it seems like, it started with April, things are picking up a little bit. It was very slow in the quarter.

As we discussed previously, property transactions were significant in 2015; they tapered off towards the back half of 2015. It seems like there’s a slight pickup, so we’re seeing some signs of a better life going into Q2. But we don’t give specific guidance on loan prepayments.

And as far as securities prepayments, I think in my opening remarks regarding the portfolio, most of the callable debentures have been called. Now it’s a matter of, if DUS securities get called away or will be prepaid, that will be a function of property transactions. So, for example, if one is willing to pay a 10% to 12% yield maintenance penalty on selling their building, that’s how we would get value out of the DUS portfolio, in addition to holding a very high coupon.

Bob Ramsey - FBR - Analyst

Got it. Thank you, guys.

Operator

Matthew Kelley, Piper Jaffray.

Matthew Kelley - Piper Jaffray - Analyst

I was wondering, maybe if you can give a little bit of an outlook on what you expect for the expense run rate over the next couple of quarters or at least for Q2?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Last quarter we were in line. I think we had a forecast of about [$156 million]; we came in about $156 million. I would bump it up a little bit for Q2, $158 million to $160 million in total, ex CDI, in that range.

Matthew Kelley - Piper Jaffray - Analyst

Got it. And then just to be clear, it was $12.7 million on prepayments in securities in the quarter, $8.5 million in the fourth quarter, and $4.2 million in the year ago. Is that right?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Yes. Again, as you know, DUS payments from time to time, it’s all depending on mostly property transactions, usually from sales activity. Unless we see a much lower interest rate environment, there’s a possibility that some of these customers may refinance. But these are, I would say, mid-to low-3% coupons, so it’s unlikely you’ll see a wave unless you see a substantial decline in interest rates.

Matthew Kelley - Piper Jaffray - Analyst

And just in terms of what to read through in that, there was massive volume and refinancing activity nationwide, which drove the prepayments on the DUS bonds, versus what you saw in your local market, which was a little bit of a slowdown. Is that the disconnect there?

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

Joseph Ficalora - New York Community Bancorp, Inc. - President and CEO

No, because they’re different products.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

When you look at a DUS transaction, depending on your coupon, if you were to, let’s say, go to the agency and get a yield maintenance passage into your financing, and you’re paying, let’s say, 3.5%, to get out of that coupon today is very expensive. It will be anywhere from 8 to 12 points.

And depending on — if you’re going to sell your building, it’s irrelevant, right? You are playing to the property transaction market. However, if you’re looking to refinance, you would have to have a substantial decline in interest rates to make the economic mathematics work.

We have been in this market for many years in the DUS portfolio, even buying them probably five, six years ago. So, our portfolio is somewhat seasoned, so there may be more flexibility given the actual yield maintenance revision one would have to exit in order to think about a refinancing and/or property transaction.

But, again, it’s really, I would say, driven by property transaction. It’s very onerous to get out of these instruments if you decide to go along with the agency.

Matthew Kelley - Piper Jaffray - Analyst

Right. But it’s a read-through on the national trends because the underlying collateral in those bonds is spread out geographically, right?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Not necessarily — DUS is a specific throughout. The K yields are spread out. We have mostly Fannie DUS, which is a single instrument. It’s actually a single entity that is collateralized and then sold as an agency security.

For example, let’s say if a $100 million New York City building decides to securitize itself, it’s one building, and given that it is at a, we’ll call it, a valuation that’s very strong, they may just look to lock themselves in for a very long-term financing to literally a 10-year financing. In that particular security, it’s a matter of one security deciding to make a decision versus a bucket.

On the Freddie K deals, you have unique situations where one or two may pay off within a pool, then you have some benefits there, as well. But most of our securities are positioned in DUS securities. We do have some K transactions, but I would say the majority are DUS.

Matthew Kelley - Piper Jaffray - Analyst

All right, that makes sense. And then, just looking out to the closing of the Astoria transaction, just trying to get a general sense of what some of the key balance sheet metrics might look like in times of loan to deposits and securities to assets, just the composition of the balance sheet. I understand there might be some movement in size of the balance sheet, but how are you tracking on composition?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

I will tell you where we — we just recognized a very substantial benefit, given the substantial reduction of our own balance sheet with respect to the held-to-maturities portfolio. When you look at LCR, it’s a requirement that we have to live with as becoming a SIFI bank under Basel III. And we have to deal with the fact that we have to have an abundance of liquidity.

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

So, looking at Astoria securities portfolio, and our securities portfolio, net-net we will have a smaller securities portfolio projected, given that HTM has now substantially reduced on our own portfolio. So, the flexibly there is that we will have a better makeup of our balance sheet. We will solve for LCR, primarily through the consolidation, depending on the timing of the close, which will give the Company a much better balance sheet in respect to the concentration of securities to total assets.

In respect to the flexibly of the balance sheet, as you know, you can do the simple math. We are acquiring an institution that has a substantial resi book, we have the multi-family book, in consolidation we have flexibility.

As far as the loan-to-deposit ratio, it’s going to be probably, I would imagine, in the low [1.20%-ish], depending on what we do with the total balance sheet, given that the ultimate size of $15 billion merging into a $50 billion franchise. Again, if this was a much larger deal, the loan-to-deposit ratio would decline dramatically. But, again, simple math shows that it’s around, I would say, [1.20%-ish], [1.25%-ish].

Matthew Kelley - Piper Jaffray - Analyst

Okay, that makes sense. And then just on the securities to assets, you are at 9% now. I think if you put the two Companies together, it’s around 11% or 12%. Is that where that would shake out?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Again, just to be clear, we are at 8.7%. That’s the lowest the Company has ever been since the Company went public. This is a function of preparing for the consolidation of the combined entities. We have to solve for LCR.

We haven’t given a public number what that number will be, but when we consolidate with Astoria, the flexibility is significant, so their securities portfolio could easily be transitioned to LCR assets. That will change the dynamic of the level of securities that we have with the whole to satisfy our LCR requirements.

Joseph Ficalora - New York Community Bancorp, Inc. - President and CEO

I think the important thing here, Matt, is that the future transaction gives us a tremendous amount of flexibility as to how we will look at the completion of that transaction, and then the environment when this happens. And it could happen in 3 months, 6 months, 9 months, 12 months. When it happens, that environment will decide how much we’re going to have in each bucket.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

I would just add to that, when we decide to actually transact under the LCR requirements, we will do it where it is beneficial to the overall run rate of the Company. It will be top-line beneficial not detrimental.

Matthew Kelley - Piper Jaffray - Analyst

Okay, fair enough. Thank you.

Operator

Collyn Gilbert, KBW.

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Tom, can we just go back to — I just want to make sure I get these numbers right. The securities that rolled off, the $2 billion, that yield was — what did you say, roughly?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

2.78%.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. And your expectation is you’re going to replenish that earning asset with loans. That’s where you’re saying why it’s going to be NIM accretive?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

I would say, and obviously we’ve announced a very strong pipeline. It’s going into Q2. The yield in the pipeline is a 3.56%, and our coupon in our portfolio is a 3.56%.

We are not, Collyn, adding securities to satisfy our LCR requirements going forward because we don’t have to be in that position currently. Therefore, you will see significant growth in the loan book as we get closer to the closing of Astoria, which we believe, based on that dynamic, will be margin accretive to the Company.

Joseph Ficalora - New York Community Bancorp, Inc. - President and CEO

Yes, I think that’s a very important point, Collyn, that this actually gives us greater flexibility rather than in any way being detrimental.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

And, Collyn, I would just add, there’s going to be much less bleed on the securities book because the vast majority has paid off. They were called. These were callable instruments.

From time to time you will have a DUS security transact, but right now our coupon on the securities yields around a 3.47%. So, we have a pretty [wide] securities yield, and a lot of that is encompassing the Fannie and Freddie multi-family wrapped instruments, which are not as volatile as the callable debenture market.

Joseph Ficalora - New York Community Bancorp, Inc. - President and CEO

But I think the important thing here, Collyn, is that many of these assets might have had to be sold in the future. Rather than selling them, we made a nice profit on them as a result of them being called.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay, makes sense. Just back to the growth thing, Joe, you had mentioned the 13% in loan growth you saw this quarter that you expect that to increase. Can you frame that a little bit as to where you think —?

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

Joseph Ficalora - New York Community Bancorp, Inc. - President and CEO

I think in every transaction we have ever done, when in fact we actually have the balance sheet in hand, we increase our market share of lending, and we have methods by which we accomplish that, that are not necessarily public. But the reality is, in every transaction we accelerated our lending within our niche dramatically, and as a result of doing so, we grew our loan book so as to accommodate the bigger-sized companies.

So, we transitioned out of many of the assets of the acquired. We’re going to have a great deal of liquidity, we’re going to have a great deal of flexibility, to decide on assets that we’ll dispose of and, therefore, we’ll be creating a substantial amount of assets.

So, regardless of what’s going on in the broader market, our niche has the ability to be grown, as we’ve grown our niche last year and the year before. And obviously this quarter, 13% growth is not small but it’s small compared to what we could grow our niche prospectively, and have grown our niche over the course of every transaction we ever did. So, this transaction gives us the opportunity to gain additional share in our market. And we’re highly confident we will be able to do that.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. And then just one final question. Tom, I just want to make sure I understood you correctly. In terms of the pro forma complexion of the balance sheet, did I hear you right in saying you’re going to have a smaller securities portfolio, post AS closing?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

No. What I said clearly was that given that we had $2 billion of held-to-maturity run off, those are level 2 assets. We have a requirement to put into level 1 bucket a substantial amount of securities.

We just freed up $2 billion of flexibility to deal with level 1 because dealing with held-to-maturity versus securities that are not in held-to-maturity gives you a lot more flexibility. So, the actual securities book, in totality, upon consolidation, to solve for LCR, which is important to us, it’s a mandate, we will then have a smaller portfolio given that we had this level 2 asset pay off in the Company, we could put into level 1 over time.

Joseph Ficalora - New York Community Bancorp, Inc. - President and CEO

Collyn, I think the important point here is we would have had to sell assets, possibly at a loss. Instead, we’ve actually been paid off on assets at a very substantial benefit. That’s a good thing.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Right, got it. Okay, that makes sense.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Again, we have a requirement of [X]. We haven’t publicly said what the requirement is going to be when we consolidate because we’re going to look at the combined balance sheets. But clearly having that $2 billion of level 2 off, our shortfall is always level 1. We have very little level 1 on the portfolio. This gives us $2 billion of flexibility when we combine the two Entities.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. And, Tom, how we should think about the yield on some of these level 1 assets? Is this a 1.5%, 2% type of product?

APRIL 20, 2016 / 12:30PM, NYCB - Q1 2016 New York Community Bancorp Inc Earnings Call

Thomas Cangemi - New York Community Bancorp, Inc. – CFO

Look, obviously if rates are higher, it’ll be better for our security yields. We haven’t been in the securities market in, I would say, 1.5 years now. We’ve been moving away from solving that situation until it’s required by us.

However, we would look to the marketplace to do an accretive transaction as far as top-line beneficial. We’re not going to put on negative carry, we’re not going to put on abundance of US treasuries at a negative spread.

We will probably dabble into the Ginnie Mae market. And depending on where that market is; it’s somewhere in the low- to mid-2%s, depending on interest rates. If rates spike, it could be in the mid-2%s; if rates go lower, it’s 2%.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. That’s helpful. Thanks.

Operator

Ladies and gentlemen, that is all the time we have for questions today. I will now turn the floor back over to Mr. Ficalora for closing comments.

Joseph Ficalora - New York Community Bancorp, Inc. - President and CEO

On that note, I would like to ask the operator to — I’m sorry, I’m not ready to close — taking the time to join us this morning. We look forward to discussing our second-quarter 2016 performance with you, which most likely will be during the last week of July. Thank you.

Operator

Ladies and gentlemen, thank you again for your participation in New York Community Bancorp’s first-quarter 2016 conference call. You may now disconnect your lines.

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